UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or

13(e)(1) of the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Subject Company (Issuer))

NAM TAI PROPERTY INC.

(Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

629865 205

(CUSIP Number of Class of Securities)

Shan-Nen Bong, Chief Financial Officer

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Tel: (755) 3388 6666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Julian Lin

Jones Day

31st Floor. Edinburgh Tower, the Landmark

15 Queen’s Road Central

Hong Kong

(852) 3189-7282

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,500,000	$1,917.30

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value is based on the purchase of 3,000,000 shares of common stock at a price of $5.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,917.30	Filing Party: Nam Tai Property Inc.
Form or Registration No.: Schedule TO	Date Filed: April 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 28, 2015 and relates to the offer by Nam Tai Property Inc., a British Virgin Islands corporation (the “Company”), to purchase up to 3,000,000 shares of its common stock, par value $0.01 per share at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2015, (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”), copies of which were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Except as amended hereby to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read in conjunction with the Schedule TO and all exhibits thereto.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph to the end thereof:

The Tender Offer expired at 5:00 P.M., New York City Time, at the end of Friday, May 29, 2015. The Company accepted for purchase an aggregate of 3,000,000 Company Common Stock at a purchase price of $5.50 per share. The aggregate cost of the Company Common Stock to the Company will be $16,500,000, excluding other fees and expenses relating to the Tender Offer. These Company Common Stock represent approximately 7% of the total number of shares of Company Common Stock outstanding as of May 29, 2015. Immediately following its purchase of the tendered Company Common Stock, the Company expects to have 39,618,322 shares of Company Common Stock issued and outstanding.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On June 1, 2015, the Company issued a press release announcing the results of the Tender Offer, which expired at 5:00 P.M. Eastern Daylight Time on Friday May 29, 2015. A copy of such press release is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

(a)(5)(B)	Press Release announcing the results of the Tender Offer, dated June 1, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2015

NAM TAI PROPERTY INC.

By:	/s/ M.K. Koo
	Name:	M.K. Koo
	Title:	Executive Chairman

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated April 28, 2015.

(a)(1)(B)*	Letter of Transmittal including IRS Form W-9.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated April 28, 2015.

(a)(5)(B)	Press Release, dated June 1, 2015.

(b)*	Not applicable.

(d)(1)	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

(d)(2)	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

(d)(3)	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

(d)(4)	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.